

Mail Stop 4631

January 4, 2011

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

> **RE: The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed October 28, 2010**
> **File No. 1-12227**

Dear Mr. Bernhard:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

1. We note that costs and estimated earnings in excess of billings on uncompleted contracts, including claims (CIEB) has continued to increase as of August 31, 2010, as compared to the prior year-end balance, even though revenues for the fourth quarter of fiscal year 2010 and the full year have declined in comparison to the comparable prior year periods. We further note your reference to Notes 5 and 20 for an explanation of the collectibility of CIEB. However, it is unclear how the disclosures provided fully explain to investors management's assessment as to the

collectibility of CIEB. In future filings beginning with your next Form 10-Q, please provide investors with a more comprehensive explanation as to when you expect to bill your clients for the revenues already recognized. As suggested in our letter dated January 11, 2010, you may want to consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provide an explanation as to why. Please refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 60

2. We note that you are accounting for your 20% investment in Westinghouse based in part on your representations as to how Toshiba has historically permitted you to participate in Westinghouse's operational policy-making decisions. Please refer to your response letter dated July 27, 2007. In future filings, please provide investors with an explanation as to the judgments involved in your determination to recognize this investment in Westinghouse under the equity method of accounting, including a statement that you continue to be afforded the right by Toshiba to exercise significant influence over Westinghouse's operational policy-making decisions. Please also clarify for investors that you re-evaluate your compliance with ASC 323-10-15 (FIN 35) based on the business relationship experienced during the current reporting period and your expectations for the future operations. Finally, please provide investors with an understanding as to how your consolidated financial statements may be impacted to the extent your conclusions would change, including the factors that would cause a change in your accounting. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Note 7 – Equity Method Investments, page F-27

3. We note your disclosure that the Westinghouse CRA provides you with "certain exclusive opportunities to bid on projects where we would perform EPC services on future Westinghouse AP 1000 nuclear power plants, along with other commercial opportunities, such as supplying piping for those units." In future filings, please clarify what you mean by "exclusive opportunities to bid". Specifically, please clarify whether you are the only contractor bidding on projects and/or if Westinghouse is required to select you for a project that you have submitted a bid. Currently, it is unclear what the Westinghouse CRA affords you in terms of their projects. Please provide us with the disclosures you intend to include in future filings.

Note 14 – Contingencies and Commitments, page F-50
Legal Proceedings, page F-51

4. In future filings beginning with your next Form 10-Q, please disclose for investors the aggregate amount of the provisions recognized for the legal proceedings specifically disclosed. Please also disclose your estimate of the amount or range of reasonably possible loss in excess of accrual for these legal proceedings in the aggregate. In this regard, we note your disclosures for your legal proceedings that the outcome may have a material adverse impact to your financial statements. Please refer to ASC 450-20-50-1 – 450-20-50-5 (paragraph 10 of SFAS 5) for guidance. If you are unable to make an estimate of the amount or range of reasonably possible loss for any of these legal proceedings, please explain to investors why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual.

Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts, page F-64

5. In future filings beginning with your next Form 10-Q, please disclose the aggregate amount of unapproved change orders and claims for the two matters that are currently in arbitration or litigation. Please refer to ASC 605-35-25-31 (paragraph 65 of SOP 81-1) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief